Atlas Crest Investment Corp.
399 Park Avenue
New York, New York 10022

July 23, 2021

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Jessica Livingston and David Lin

Re:	Atlas Crest Investment Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed July 1, 2021

File No. 333-254007

Atlas Crest Investment Corp. (the “Company,” “we,” “our” or “us”), hereby sets forth below the Company’s response to the letter, dated July 16, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 filed by the Company on June 4, 2021, Amendment No. 2 to Registration Statement on Form S-4 filed by the Company on June 7, 2021 and Amendment No. 3 to Registration Statement on Form S-4 filed by the Company on July 1, 2021 (collectively, the “Registration Statement”).

Per our discussions with the Staff on July 22, 2021, we have attached (i) that certain warrant agreement with United Airlines described in the Registration Statement as Annex A and (ii) certain of the proposed changed pages to be included in Amendment No. 4 to Registration Statement as Annex B to this letter to afford the Staff the ability to review such warrant agreement and proposed changes. In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments.

Securities and Exchange Commission

July 23, 2021

The page numbers in the text of the Company’s responses correspond to the page numbers in Annex B. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement or Annex B, as the context requires.

Amendment No. 3 to Registration Statement on Form S-4

Proposal No. 1: The Business Combination Proposal

Unaudited Prospective Financial Information, page 101

1.	Staff’s Comment: We note that the revised disclosure provided with regard to material estimates and assumptions underlying forecasted revenues. Expand this disclosure further to address the factors or contingencies that would affect forecasted revenue growth ultimately materializing.

Response: In response to the Staff’s comment, we intend to revise the disclosure as reflected on page 103 of Annex B to further address the factors or contingencies affecting forecasted revenue growth.

2.	Staff’s Comment: You state that material estimates and assumptions underlying projections of demand volumes for Archer UAM were developed working with Archer's data simulation team that used third-party data available to measure travel patterns in various markets to model potential demand. Revise to provide additional disclosure regarding the markets used to model demand and state whether those are markets where Archer expects to operate during the projection period. In addition, explain in greater detail how the assumed price per customer mile and average trip distance were determined (including whether other assumptions were considered that could create variability in the projected amounts). Also, indicate whether the assumed price per customer mile was held constant or was adjusted.

Response: In response to the Staff’s comment, we intend to revise the disclosure as reflected on page 103 of Annex B to further explain the assumptions underlying the projections.

3.	Staff’s Comment: We note your response to prior comment 4 and reissue it in part. It does not appear that the revised disclosure includes information regarding the correlation between forecasted revenues, costs and expenses, capital expenditures, and aircraft production. Please provide this type of disclosure.

Securities and Exchange Commission

July 23, 2021

Response: In response to the Staff’s comment, we intend to revise the disclosure as reflected on pages 103 and 104 of Annex B to further expand the disclosure.

Archer Aviation Inc.

Notes to Condensed Financial Statements

Note 9. Stock-Based Compensation

Collaboration and Warrant Agreements, page F-89

4.	Staff’s Comment: We note your response to prior comment 11. Please revise your disclosure regarding the first milestone to include language similar to that provided in your response related to your accounting for the warrants issued to United, including that the warrants were not issued in exchange for a distinct good or service. In addition, clarify the statement on page F-89 that United and Archer “have agreed to collaborate to advance the business of operating aircraft in urban environments for commercial purposes” as United has not contracted to share in the risks and benefits of developing the aircraft and will not be involved in development or production.

Response: In response to the Staff’s comment, we intend to revise the disclosure as reflected on pages F-90 and F-91 of Annex B. Attached here as Annex B is the form of warrant agreement with United Airlines, which will be filed as an exhibit to the Registration Statement.

5.	Staff’s Comment: As it relates to the collaboration and purchase agreement between Archer and United, we note from your response to prior comment 11 that United is not an active participant in developing the aircraft. Additionally, your response states that United is not providing any technology and is not incurring any costs in the development of the aircraft. Based on this description, tell us how your classification of the Milestone One warrant costs (i.e., vesting upon execution of the warrant agreement) is consistent with the definition of research and development per FASB ASC 730-10-20.

Response: The Company acknowledges the Staff’s comment and has provided a discussion below to clarify Archer's classification of the Milestone One warrant costs. In addition, in response to the Staff’s comment and our discussion with the Staff, we intend to revise the disclosure as reflected on pages 26, 151, 206 through 209, F-71, F-73, F-76, F-78 and F-91 of Annex B.

Securities and Exchange Commission

July 23, 2021

Archer recognizes that United Airlines (“United”) is not an active participant in developing the aircraft. Specifically, United is not providing any technology, is not incurring any costs in the development of the aircraft or bearing any significant risks and rewards and has no ownership rights in any joint intellectual property (the “IP”) developed. Archer classified the recognition of the warrant costs associated with Milestone One as research and development because it felt that it best depicted both the nature of the arrangement as well as its current stage of development with respect to the requested aircraft. Pursuant to the arrangement between the companies, United is cooperating with Archer relating to Archer’s FAA certification, airline flight connections, pilot and maintenance crew training and support for Archer’s go-to-market strategy for city launches and airport connections.

However, in consideration of the Staff’s comment and further analysis of ASC 730-10-20, as well as the different nature of the cost of the warrants as compared to the Company’s other operations, Archer believes that the recognition of the warrant costs associated with Milestone One should instead be classified as an other warrant expense, which would be presented as a separate financial statement line item within operating expense of its statement of operations and comprehensive loss. While Archer maintains that its current stage of development is within the research and development stage, it acknowledges that the nature and intent of issuing the warrants associated with Milestone One was independent of such activities and the related costs of the Milestone One warrants are not consistent with research and development costs as defined per ASC 730-10-20.

6.	Staff’s Comment: Milestone Two, the second contingent milestone event of the warrant agreement between Archer and United, relates to the completion of a financing transaction where United is a participant. Tell us more about the conclusion that the warrants were not issued to United in their capacity as an investor (i.e., how it was determined that United would have agreed to participate in a financing transaction on the same terms as those described in your filing if not for the issuance of warrants).

Response: The Company acknowledges the Staff’s comment and has provided a discussion below to both clarify and support Archer’s determination that we do not believe that the warrants reflect an element of the financing transaction. In addition, in response to the Staff’s comment and our discussion with the Staff, we intend to revise the disclosure as reflected on page F-91 of Annex B. In addition, attached hereto as Annex A is the warrant agreement with United Airlines.

Securities and Exchange Commission

July 23, 2021

Archer initiated conversations with United in regard to them becoming an anchor customer in early December 2020. The discussions centered around United placing a substantial order for a new type of aircraft, if one could be designed to meet United’s specifications and receive regulatory approval for commercial flight, and providing advice that would accelerate the time to market in exchange for warrants to purchase a 10% ownership stake in Archer. Archer and United entered into a term sheet on January 13, 2021, which set forth the material terms of their customer relationship. That term sheet also set forth the warrant vesting conditions that were eventually incorporated into the definitive United Agreements. On January 29, 2021, Archer and United entered into the Aircraft Purchase Agreement, Collaboration Agreement and Warrant Agreement (“United Agreements”).

The objective of the warrant vesting conditions was to align incentives between the two companies to their respective goals of the relationship. Archer’s objective was to establish a relationship with an anchor customer who could expedite its efforts to design, certify, manufacture and sell a new eVTOL aircraft and provide credibility in the marketplace to raise significant capital in a future financing transaction. A successful financing transaction was needed by Archer to complete its objective. United’s goal was to partner with an eVTOL company as part of its broader effort to invest in emerging technologies that reduce carbon emissions from air travel. Therefore, the parties agreed to tie one of the vesting milestones to the successful completion of a future financing transaction.

For accounting purposes, Archer first considered the substance and intent of entering into the United Agreements. Consistent with the intent of Milestone One, Archer believes that the principal consideration of Milestone Two was to induce United to commit to a contingent purchase agreement for a new type of commercially viable aircraft from Archer, which provides valuable credibility to Archer to have such a prestigious customer and helps Archer achieve the announced merger with Atlas. Regardless of whether United participated in the financing transaction, as discussed further below, Archer’s ability to market the relationship with United under the United Agreements to other potential investors was its objective. The initial conversations with Atlas about a merger started on December 31, 2020, which was after Archer was already well into its negotiations with United to become an anchor customer. On February 10, 2021, Archer and Atlas entered into a business combination agreement.

Securities and Exchange Commission

July 23, 2021

Next, Archer considered the contractual terms of the warrant agreement with respect to Milestone Two. As noted below, and consistent with Archer’s intent, United is able to vest in Milestone Two upon the closing of a financing transaction (see the definition below) even if United is not provided the opportunity to participate in such a financing transaction. Archer recognizes that the warrant agreement states that if United is provided an opportunity to participate in a financing transaction as an investor, it is required to invest $25 million in such a transaction in order to vest in Milestone Two. As discussed above, and despite this vesting condition potentially appearing contradictory, Archer’s objective was to provide United with a 10% ownership stake as a means to induce United to enter into the United Agreements as a customer, which, as noted above, Archer believed gave it increased credibility and would allow Archer to successfully complete a SPAC transaction or other public offering of securities. The completion of such a transaction demonstrated increased value of the relationship with United, for which Archer was willing to issue the additional warrants associated with Milestone Two. Based upon such intent and the objectives of the two companies as discussed above, Archer believes that the intent of the issuance of warrants subject to Milestone Two was not associated with the financing arrangement or solely to induce United to invest in the offering. The vesting terms of the warrant agreement, specific to Milestone Two, are as follows:

“The Company’s acquisition in a SPAC Transaction or other financing transaction undertaken in connection with (up to and including) an IPO or Direct Listing (“Financing Transaction”) in which United is afforded the opportunity to invest, and does invest, $25,000,000 (any such transaction, a “United Investment”), including but not limited to any private placement in public equity transaction consummated in connection with such SPAC Transaction….If the Company is party to a SPAC, IPO or Direct Listing (a “Public Event”) and United is not provided the opportunity to make a United Investment up to and including in connection with such Public Event, then all such unvested Condition II Shares shall automatically become vested and exercisable immediately prior to, but conditioned upon, the closing of the Financing Transaction.”

Archer then considered United’s level of participation in the financing transaction and the terms under which it invested. While United was not obligated to participate in the financing transaction if Archer did not make available the opportunity to do so, United did, in fact, make an investment. Specifically, United invested $25 million as part of a private financing transaction that is occurring concurrently with the merger with Atlas, which represents approximately four percent (4%) of the total amount of the private financing transaction. Archer does not believe that this amount represents such a significant proportion of the investment to warrant different terms than the other investors.

Securities and Exchange Commission

July 23, 2021

Furthermore, numerous investors (including United) participated in the financing transaction for a total investment of $600 million on the same terms (e.g., the same price per share and other provisions), and none of the other investors (which included five investors with individual investments equal to or exceeding $25 million) received warrants in conjunction with their investment. Given the relative size of United’s investment and the ability to successfully attract other unrelated investors under the same terms (without issuing any warrants), Archer does not believe that any of the warrants issued to United were an inducement for United to specifically enter into (or “lead”) a financing transaction. Furthermore, Archer notes that the grant date fair value of the warrants associated with Milestone Two is approximately $39.1 million, which far exceeds United’s $25 million investment and would not reasonably reflect an element of the financing transaction, especially in light of the observable transaction terms that other unrelated investors received.

In summary, the customer relationship with United is the foundational piece of the United Agreements. United’s decision to invest was in support of the goals of that customer relationship. It is on that basis that Archer concluded that the warrant cost for Milestone Two should be recorded apart from the financing transaction, and as part of the customer relationship instead.

Based on the discussion above, Archer respectfully continues to believe that the warrants were issued to United solely due to its participation in the United Agreements, coupled with the recognition of the increased value of the commercial relationship to successfully complete a SPAC transaction, IPO or direct listing of shares. While Archer did consider whether any of the warrants associated with Milestone Two were associated with the financing transaction in which United participated, Archer does not believe that such warrants reflect an element of the financing transaction for the reasons outlined above.

Exhibits

7.	Staff’s Comment: We note your response to comment 12. Although your Exhibit Index indicates that the consent of Duff & Phelps has been filed as Exhibit 23.3, we are unable to locate a clear statement therein as to the firm's consent to the discussion of its opinion and to being named in the registration statement. Please refer to Rule 436 of the Securities Act of 1933 and Question 233.01 of the Compliance and Disclosure Interpretations for the Securities Act Rules.

Securities and Exchange Commission

July 23, 2021

Response: The Company acknowledges the Staff’s comment and will file the revised consent of Duff & Phelps as an exhibit to Amendment No. 4 to the Registration Statement.

Securities and Exchange Commission

July 23, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact our counsel, Christian O. Nagler (by telephone at (212) 446-4660 or by email at cnagler@kirkland.com) or Tamar Donikyan (by telephone at (212) 909-3421 or by email at tamar.donikyan@kirkland.com).

Sincerely,

/s/ Michael Spellacy
Michael Spellacy, Chief Executive Officer

VIA E-MAIL

cc:	Kirkland & Ellis LLP Cooley LLP

Annex A

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE, AND ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH HEREUNDER.

Issued: January 29, 2021

WARRANT TO PURCHASE SHARES

of

ARCHER AVIATION INC.

THIS CERTIFIES THAT, for value received, United Airlines, Inc. (“United”), or its registered assigns (the “Holder”), is entitled, subject to the terms and conditions set forth herein, to purchase from ARCHER AVIATION INC., a Delaware corporation (the “Company”), Shares (as defined below), in the amounts, at such times and at the price per share set forth herein. The term “Warrant” as used herein shall include this Warrant and any warrants delivered in substitution or exchange therefor as provided herein.

1.             Purchase of Shares. Subject to the terms and conditions herein, the Holder is entitled, upon surrender of this Warrant to the Company, to purchase from the Company up to 14,645,614 shares of the Company’s common stock (“Common Stock”) (as adjusted pursuant to Section 7 hereof or as reduced pursuant to the last proviso in Exhibit B, the “Shares”).

2.             Exercise Price and Exercise Period.

2.1           Exercise Price. The exercise price for the Shares shall be $0.01 per Share (the “Exercise Price”), subject to adjustment under Section 7 hereof.

2.2           Exercisability; Vesting of Shares. This Warrant shall vest and become exercisable upon completion of the milestones and/or events set forth on Exhibit B.

2.3           Expiration Date. This Warrant shall be exercisable, in whole or in part, but solely with respect to the Shares which have vested in accordance with Section 2.2, at any time and from time to time on or before the earliest of immediately prior to the closing of (subject to Section 4 hereof) (i) a Liquidation Event or (ii) 5:00 p.m. Pacific time on the 12th anniversary of the date hereof (the “Expiration Date”).

2.4           Definitions. As used herein:

“Airline” means an air carrier or any Affiliate thereof (other than United and its successors and its and their Affiliates).

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person.

“Collaboration Agreement” means that certain Collaboration Agreement by and between the Company and United, dated as of January 29, 2021.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, for so long as the control exists. “Controlled” has a meaning analogous thereto.

“Liquidation Event” means (i) a merger or consolidation of the Company or a subsidiary of the Company in which the Company issues or exchanges shares of its capital stock pursuant to such merger or consolidation (excluding a transaction effected solely for purposes of changing the Company’s jurisdiction of incorporation), other than a merger or consolidation in which the holders of the voting securities of the Company outstanding immediately prior to such transaction retain, following such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving entity (or if the Company or such surviving entity is a subsidiary immediately following such transaction, its parent), (ii) an acquisition of the outstanding voting securities of the Company, in a single transaction or series of related transactions, other than an acquisition in which the holders of the voting securities of the Company outstanding immediately prior to such transaction retain, following such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company, (iii) the sale, lease, transfer, license or other disposition of all or substantially all of the assets, business, technology or intellectual property of the Company, in a single transaction or series of related transactions, or (iv) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. Notwithstanding the foregoing, a merger or reverse merger involving the Company and a special purpose acquisition company or similar entity (a “SPAC Transaction”) shall not be a Liquidation Event.

“Purchase Agreement” means that certain Aircraft Purchase Agreement by and between the Company and United, dated as of January 29, 2021.

3.             Method of Exercise.

(a)           Cash Exercise. The purchase rights represented by this Warrant may be exercised by the Holder, in whole or in part, but only with respect to Shares that are vested and exercisable, by the surrender of this Warrant (with the notice of exercise form attached hereto as Exhibit A duly executed) at the principal office of the Company, and by the payment to the Company, by certified, cashier’s or other check acceptable to the Company or by wire transfer to an account designated by the Company, of an amount equal to the aggregate Exercise Price of the Shares being purchased.

(b)           Net Issue Exercise. In lieu of exercising this Warrant, the Holder may elect to receive Shares equal to the value of this Warrant, but only with respect to Shares that are vested and exercisable, (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with notice of such election, in which event the Company shall issue to the Holder a number of Shares computed using the following formula with respect to Shares that are vested and exercisable:

Where: X = the number of the Shares to be issued to the Holder.

Y = the number of the Shares vested and exercisable under this Warrant.

A = the fair market value of one Share on the date of determination.

B = the per share Exercise Price (as adjusted to the date of such calculation).

(c)           Automatic Cashless Exercise. To the extent that there has not been an exercise by the Holder pursuant to Section 3(a) or 3(b) hereof, any portion of the Warrant that remains vested and exercisable but unexercised shall be exercised automatically to the extent vested and exercisable, upon the Expiration Date (including a Liquidation Event) pursuant to the mechanics described in Section 3(b).

(d)           Fair Market Value. For purposes of this Section 3(b), the per share fair market value of the Shares shall mean: (i) if the Common Stock is publicly traded, the average of the closing prices of the Common Stock on the principal exchange on which the Common Stock is listed or if the Common Stock is not so listed, as quoted on the Over-the-Counter Bulletin Board, in each case for the fifteen trading days ending five trading days prior to the date of determination of fair market value, the initial price to public if exercised in connection with the Company’s firmly committed underwritten initial public offering (an “IPO”) or the reference price if exercised in connection with the Company’s direct listing upon the effectiveness of a registration statement filed under the Securities Act that registers shares of existing capital stock of the Company for resale not pursuant to an underwritten offering (a “Direct Listing”); (ii) if the Common Stock is not so publicly traded, the per share fair market value of the Shares shall be such fair market value as is determined in good faith by the Board of Directors of the Company after taking into consideration factors it deems appropriate, including, without limitation, recent valuations undertaken by the Company, recent bona fide offers to acquire the Company or make a substantial equity investment and/or sale and offer prices of the capital stock of the Company in private transactions negotiated at arm’s length; and (iii) in the event the Warrant is exercised in connection with a Liquidation Event, the per-share fair market value shall be equal to the consideration received by holders of Common Stock in such Liquidation Event.

4.             Notice of a Liquidation Event. In the event that, prior to the expiration of this Warrant, the Company anticipates a Liquidation Event, the Company shall notify the Holder in writing at least ten business days prior to the closing of such Liquidation Event (and such notice shall include the purchase price and amounts distributable to holders of Shares).

5.             Certificates for Shares. As soon as practicable upon the exercise of this Warrant, the Company shall issue the Holder a certificate or book-entry entitlement for the number of Shares so purchased and, if such exercise is in part, a new warrant (dated the date hereof) of like tenor representing the remaining number of Shares purchasable under this Warrant.

6.             Issuance of Shares. The Company covenants that the Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

7.             Adjustment of Exercise Price and Number of Shares. The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows (but not so as to result in any double adjustment and only as to preserve relative present value):

7.1           Merger, Consolidation or Sale of Assets. If at any time there shall be a merger or a consolidation of the Company with or into another entity when the Company is not the surviving entity, or a sale of all or substantially all of the assets of the Company in one or a series of related transactions, then, as part of such merger, consolidation or sale of assets, lawful provision shall be made so that the Holder shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the aggregate Exercise Price then in effect, the number of shares of stock or other securities or property (including cash) of the successor entity resulting from such merger, consolidation or sale, to which the Holder as the holder of the Common Stock deliverable upon exercise of this Warrant would have been entitled in such merger, consolidation or sale if this Warrant had been exercised immediately before such merger, consolidation or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after the merger, consolidation or sale. This provision shall apply to successive mergers or consolidations. For the avoidance of doubt, in connection with a SPAC Transaction, the rights and interests of the Holder under this Warrant will be replicated in an equivalent warrant for securities issued in the SPAC Transaction.

7.2           Reclassification, Recapitalization, etc. If the Company at any time shall, by subdivision, combination or reclassification of securities, recapitalization, automatic conversion, or other similar event affecting the number or character of outstanding shares of Common Stock, or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such subdivision, combination, reclassification or other change (and the term “Common Stock” as used in this Section 7 shall thereafter refer to such other type or class of securities, as applicable).

7.3           Split, Subdivision or Combination of Shares. If the Company at any time while this Warrant remains outstanding and unexpired shall split, subdivide or combine the securities as to which purchase rights under this Warrant exist, the Exercise Price shall be proportionately decreased in the case of a split or subdivision or proportionately increased in the case of a combination.

7.4           Common Stock Dividends. If the Company at any time while this Warrant is outstanding and unexpired pays a dividend with respect to Common Stock payable in shares of Common Stock, or make any other distribution with respect to Common Stock payable in shares of Common Stock, then the Exercise Price shall be adjusted, from and after the date of determination of the shareholders entitled to receive such dividend or distribution, to that price determined by multiplying the Exercise Price in effect immediately prior to such date of determination by a fraction (i) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (ii) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution.

7.5           Other Dividends. In case the Company at any time pays a dividend or makes a distribution on its Common Stock (other than a dividend or distribution in shares of Common Stock), the Holder shall have the right thereafter to receive upon the exercise of this Warrant, in addition to the shares of Common Stock deliverable upon such exercise, the cash or kind and amount of other securities and property which the Holder would have been entitled to receive if the Holder had exercised this Warrant immediately prior to the record date for the determination of stockholders entitled to receive such dividend or distribution. The amount of any such other securities and property which the Holder shall thereafter be entitled to receive upon the exercise of this Warrant shall be subject to adjustment from time to time, in a manner and on terms as nearly equivalent as practicable to those contained herein with respect to the Common Stock of the Company. The provisions of this Section 7.5 shall similarly apply to successive dividends or distributions of the character specified above.

7.6           Adjustment of Number of Shares. Whenever an adjustment is made in the Exercise Price pursuant to Sections 7.1 through 7.5, the total number of shares of Common Stock acquired upon exercise of this Warrant shall also be adjusted, to the nearest whole Share, to the product obtained by multiplying the number of shares of Common Stock purchasable immediately prior to such adjustment in the Exercise Price by a fraction (i) the numerator of which shall be the Exercise Price immediately prior to such adjustment, and (ii) the denominator of which shall be the Exercise Price immediately after such adjustment.

7.7           Notice of Adjustments; Other Notices. Whenever the Exercise Price or number or type of securities issuable hereunder shall be adjusted pursuant to any provision of this Section 7, the Company shall issue and provide to the Holder, subject to the following sentence, prior written notice setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Exercise Price and number of shares of Common Stock purchasable hereunder after giving effect to such adjustment. In addition, so long as this Warrant shall be outstanding, (i) if the Company shall declare any dividend or make any distribution upon the Common Stock or (ii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another entity, sale, lease or transfer of all or substantially all of the property and assets of the Company, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, where such aforementioned events are not within the Liquidation Event, then in each such case, the Company shall cause to be mailed to the Holder, at least fifteen days prior to the date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend or distribution, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

8.             Reservation of Stock. The Company agrees during the term the rights under this Warrant are exercisable to reserve and keep available from its authorized and unissued shares of Common Stock for the purpose of effecting the delivery upon exercise of this Warrant such number of validly issued, fully paid and nonassessable shares of Common Stock as shall from time to time be deliverable upon the exercise of this Warrant.

9.             No Fractional Shares or Scrip. No fractional shares or scrip representing fractional Shares shall be issued upon the exercise of this Warrant, but in lieu of such fractional Shares the Company shall make a cash payment therefor on the basis of the Exercise Price then in effect.

10.           Representations and Warranties of the Company. The Company represents and warrants to the Holder as follows:

(a)           The execution and delivery of this Warrant have been duly and properly authorized by all requisite corporate action of the Company, and no consent of any other person is required as a prerequisite to the validity and enforceability of this Warrant that has not been obtained. The Company has the full legal right, power and authority to execute and deliver this Warrant and to perform its obligations hereunder.

(b)           The Company is not a party to or otherwise subject to any contract or agreement that restricts or otherwise affects its right to execute and deliver this Warrant or to perform its obligations hereunder (including the issuance of Shares), except where all necessary consents or waivers have been obtained. Neither the execution, delivery nor performance of this Warrant (including the issuance of Shares) will conflict with, result in a breach of the terms, conditions or provisions of, constitute a default under, result in any violation of, result in the creation of any lien upon any properties of the Company under, require any consent, approval or other action by or notice to or filing with any court or governmental body pursuant to, the Company’s certificate of incorporation or bylaws, any award of any arbitrator or any agreement, instrument or law to which the Company is subject or by which it is bound, other than such consent, approval or action which has been obtained prior to the date hereof.

(c)           The issuance of this Warrant is, and assuming the continuing accuracy of the Holder’s representations and warranties herein and no change in applicable law, the issuance of the Shares upon exercise of this Warrant will be, exempt from registration and qualification under applicable federal and state securities laws. The Warrant Shares, when issued pursuant to the terms hereof, will be fully paid, nonassessable, and not subject to any liens or encumbrances.

(d)           As of January 13, 2021, the Company’s fully diluted capitalization equaled 146,456,147 assuming full conversion of all outstanding capital stock and securities convertible into capital stock of the Company, including shares reserved for issuance under the Company’s 2019 Stock Plan and this Warrant.

11.           Representations and Warranties by the Holder. The Holder represents and warrants to the Company as follows:

(a)           This Warrant and the Shares issuable upon exercise hereof are being acquired for its own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering within the meaning of the Act.

(b)           The Holder understands that this Warrant and the Shares have not been registered under the Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Act pursuant to Section 4(a)(2) thereof, and that the Holder bears the economic risk of such investment, unless a subsequent disposition thereof is registered under the Act or is exempt from or not subject to such registration.

(c)           The Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the acquisition of this Warrant and the Shares purchasable pursuant to the terms of this Warrant.

(d)           The Holder is able to bear the economic risk of the purchase of the Shares.

12.           Restrictive Legend. The Shares (unless registered under the Act) shall be stamped or imprinted with a legend in substantially the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER CONTAINED IN AN AGREEMENT COVERING THE PURCHASE OF THESE SHARES. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE SHARES AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY.

13.           Warrants Nontransferable. This Warrant is nontransferable, except Holder shall be permitted to transfer the rights and obligations hereunder in respect of vested Shares to any Affiliate or Pre-Approved Assignee (as defined in the Purchase Agreement), or otherwise with the consent of the Company.

14.           Notices. All notices hereunder shall be effective when given, and shall be deemed to be given upon receipt or, if earlier, (a) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid or (d) one business day after the business day of facsimile or email transmission, if delivered by facsimile or email transmission with copy by first class mail, postage prepaid, and shall be addressed (i) if to the Holder, at United Airlines, 233 South Wacker Drive – HDQLD, Chicago, IL 60606, Attn: Ted Davidson, and (ii) if to the Company, at Archer Aviation Inc., 3120 Scott Blvd, Santa Clara, California 95054, marked “Attention: President”, or at such other address as the Holder or the Company (as applicable) shall have furnished in writing.

15.           “Market Stand-Off” Agreement. The Holder shall not sell or otherwise transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, of any Common Stock (or other securities) of the Company held by the Holder (other than those included in the registration) during a period of up to one hundred eighty (180) days following the effective date of the registration statement for the Company’s underwritten initial public offering filed under the Act or such shorter period to which the Company or any officer, director or shareholder of the Company, or other Airline, is subject under the terms and conditions of such underwritten initial public offering (it being understood that if such shorter period applies to only a portion of the shares held by such officer, director or shareholder or other Airline, such shorter period shall be applied to the same proportion of the Holder’s Common Stock). Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall also apply ratably to the Holder’s Common Stock. The Company may impose stop-transfer with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of such one hundred eighty (180) day (or other) period. The Holder agrees to execute a market standoff agreement with said underwriters in customary form consistent with the provisions of this Section.

16.           Holder’s Rights and Obligations Under Rights Agreement. The Company agrees to take such action as necessary to include the Holder as an “Investor” (including as a “Major Investor” consistent with such terms) under that certain Investors’ Rights Agreement among the Company and other investors dated as of July 22, 2020, as may be amended from time to time (the “Rights Agreement”), subject to the Holder’s execution of a counter-signature page to such Rights Agreement to become an “Investor” in the form attached hereto as Exhibit C. In the event of any direct conflict between the Rights Agreement and this Warrant, the provisions of this Warrant shall govern to resolve that direct conflict.

17.           Most Favored Nation. If the Company on or after the date hereof issues a warrant to any Airline that includes any terms or grants any rights or benefits in favor of the holder thereof that are more favorable in any respect than the corresponding terms, rights, or benefits granted in favor of the Warrant Holder (other than, for warrants granted to Airlines for a smaller number of shares than this Warrant, with respect to share number or vesting and exercisability), the Company shall promptly provide Warrant Holder written notice thereof and amend this Warrant to include such terms, rights, or benefits.

18.           Right to Conduct Activities. The Company, on behalf of itself and its Affiliates, hereby agrees and acknowledges that United (together with its Affiliates, “UA”) is an airline with diverse global operations, business arrangements with many third parties, and makes investments in unrelated companies, some of which may compete directly or indirectly with the Company’s business. The Company hereby agrees that UA shall not be liable to the Company for any claim arising out of, or based upon, (i) the investment by United (or its Affiliates) in any entity competitive with the Company, or (ii) actions taken by any officer, employee or other representative of United (or its Affiliates) to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; provided, however, that the foregoing shall not relieve United from liability associated with the unauthorized disclosure or unauthorized use of the Company’s confidential information obtained pursuant to this agreement, the Collaboration Agreement or the Purchase Agreement.

19.           Confidentiality: This Warrant shall be subject to the confidentiality obligations set forth in the Collaboration Agreement applicable to the Collaboration Agreement and Purchase Agreement, with such confidentiality obligations to survive any termination of the Collaboration Agreement, Purchase Agreement, or Warrant.

20.           Governing Law. This Warrant shall be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of any jurisdiction. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM OR ACTION ARISING OUT OF THIS AGREEMENT IS HEREBY WAIVED.

21.           Amendments and Waivers. No modification of or amendment to this Warrant, nor any waiver of any rights under this Warrant, will be effective unless in a writing signed by both parties. Waiver by the Holder of a breach of any provision of this Warrant will not operate as a waiver of any other or subsequent breach.

22.           No Impairment. The Company shall not, by amendment of its Certificate of Incorporation or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out of all the provisions of this Warrant and in taking all such action as may be necessary or appropriate to protect the Holder’s rights under this Warrant against impairment.

23.           Counterparts. The Warrant may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Facsimile copies or pdf copies of signature pages shall be binding originals.

[Signature page follows]

The Company has caused this Warrant to be issued as of the date first written above.

ARCHER AVIATION INC.

By:	/s/ Brett Adcock
	Name:	Brett Adcock
	Title:	President

ACKNOWLEDGED AND AGREED
(and the Holder hereby makes the representations and warranties by Holder set forth above):

HOLDER:

UNITED AIRLINES, INC.

By:	/s/ Gerald Laderman
	Name:	Gerald Laderman
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT A

NOTICE OF EXERCISE

TO:	Archer Aviation Inc.
3120 Scott Blvd
Santa Clara, California 95054

1.             The undersigned hereby elects to purchase __________ shares of Archer Aviation Inc. pursuant to the terms of the attached Warrant.

2.	Method of Exercise (Please initial the applicable blank):

____ The undersigned elects to exercise the attached Warrant by means of a cash payment, and tenders herewith or by concurrent wire transfer payment in full for the purchase price of the shares being purchased, together with all applicable transfer taxes, if any.

____ The undersigned elects to exercise the attached Warrant by means of the net exercise provisions of Section 3(b) of the Warrant.

3.             Please issue a certificate or certificates, including book-entry entitlements, representing said Shares in the name of the undersigned or in such other name as is specified below:

_________________________________

(Name)

_________________________________

_________________________________

(Address)

4.             The undersigned hereby represents and warrants that the aforesaid Shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale, in connection with the distribution thereof, and that the undersigned has no present intention of distributing or reselling such shares and all representations and warranties of the undersigned set forth in the attached Warrant are true and correct as of the date hereof.

(Signature)

(Name)

(Date)	(Title)

EXHIBIT B

Vesting Terms

This Warrant will become exercisable, earned, and vested (i) with respect to the below indicated Shares upon completion pursuant to the Purchase Agreement of the corresponding conditions described below and (ii) with respect to any Shares that remain unvested upon a Liquidation Event; provided, however, that if a condition described below becomes unachievable prior to such Liquidation Event, as mutually determined in good faith by United and the Company, then such corresponding Shares shall not be subject to vesting pursuant to part (ii) of this paragraph with respect to the Liquidation Event:

Condition	Milestone	Shares

I	Upon the issuance of this Warrant.	5,858,246
II	The Company’s acquisition in a SPAC Transaction or other financing transaction undertaken in connection with (up to and including) an IPO or Direct Listing (“Financing Transaction”) in which United is afforded the opportunity to invest, and does invest, $25,000,000 (any such transaction, a “United Investment”), including but not limited to any private placement in public equity transaction consummated in connection with such SPAC Transaction. United shall be permitted to assign up to 20% of the United Investment to a Pre-Approved Assignee and such amounts shall be credited toward the satisfaction of this condition; provided that such Pre-Approved Assignee in fact invests such assigned. If the Company is party to a SPAC, IPO or Direct Listing (a “Public Event”) and United is not provided the opportunity to make a United Investment up to and including in connection with such Public Event, then all such unvested Condition II Shares shall automatically become vested and exercisable immediately prior to, but conditioned upon, the closing of the Financing Transaction.	2,929,123
III	Approval of the Aircraft’s (as defined in the Purchase Agreement) final Type Certificate (as defined in the Purchase Agreement) by the FAA so long as the Purchase Agreement or the Collaboration Agreement is in effect on the date that such Type Certificate is issued and no cancellation notice has been issued by either party under the Purchase Agreement or the Collaboration Agreement; provided, that if the Purchase Agreement or Collaboration Agreement is not then in effect due to a material breach of either agreement by the Company, that goes uncured by the Company, then all such unvested Condition III Shares shall automatically become vested and exercisable upon the Approval of the Aircraft’s final Type Certificate by the FAA.	1,464,561
IV	1/200th of the remaining 4,393,684 unvested Shares (the “Condition IV Shares”) shall become vested and exercisable upon the acceptance of delivery and final purchase by United (or its nominee as permitted under the Purchase Agreement) of each Firm Aircraft (as defined in the Purchase Agreement) as set forth in the Purchase Agreement. In the event that (i) the Company is unable to deliver all Firm Aircraft on the date agreed pursuant to the Purchase Agreement (the “Outside Delivery Date”), and (ii) the Purchase Agreement or the Collaboration Agreement is still in full force and effect or is no longer in full force and effect due to the Company’s material breach, and such breach goes uncured, then all such unvested Condition IV Shares shall automatically become vested and exercisable upon the Outside Delivery Date.	4,393,684

	TOTAL	14,645,614

2

EXHIBIT C

Rights Agreement Signature Page

3

IN WITNESS WHEREOF, the Investor has executed this Investors’ Rights Agreement, as of January __, 2021.

INVESTOR:

UNITED AIRLINES, INC.

By:
Name:
Title:

4

Annex B